

May 9, 2025

Abizer Gaslightwala
President and Chief Executive Officer
Akari Therapeutics, Plc
22 Boston Wharf Road FL 7
Boston, MA 02210

   Re: Akari Therapeutics, Plc
     Registration Statement on Form S-3
     Filed May 6, 2025
     File No. 333-287012

Dear Abizer Gaslightwala:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Daniel Crawford at 202-551-7767 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: Sam Zucker, Esq.